VF 3-12-04

AH 3/12/2004

SECURI [barcode] MISSION

04002964

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 1 2004
WASH. D.C. 158

SEC FILE NUMBER
8- 50417 ✓

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: San Francisco Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5757 Wilshire Blvd., # 370
(No. and Street)

Los Angeles	CA	91316
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Naum Voloshin (323) 930-9190
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Ave., # 59	Encino	CA	91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9 3/22

OATH OR AFFIRMATION

I, Naum Voloshin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of San Francisco Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAN FRANCISCO SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2003

SAN FRANCISCO SECURITIES, INC.

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Directors
San Francisco Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of San Francisco Securities, Inc. as of December 31, 2003 and the related statements of operations, changes, in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of San Francisco Securities, Inc. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 26, 2004

SAN FRANCISCO SECURITIES, INC.

Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$ 117,660
Accounts receivable	42,914
Clearing deposit	50,000
Investments	3,741,449
Furniture and equipment net of accumulated depreciation of $ 1,738	498
Organization costs net of accumulated amortization of $ 3,556	629
Other assets	516,278
Total assets	$ 4,469,428

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 68,700
Commission payable	12,072
Securities sold, not yet purchased and other liabilities	2,873,210
Total liabilities	2,953,982

STOCKHOLDER'S EQUITY:

Common stock	10,000
Additional paid in capital	2,554,326
Retained in deficit	(1,048,880)
Total stockholder's equity	1,515,446
Total liabilities and stockholder's equity	$ 4,469,428

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Statement of Income
For the year ended December 31, 2003

REVENUES:	
Principal trading income	$ 313,023
Other income (See note 1)	197,239
Total income	510,262
EXPENSES:	
Legal and professional	8,468
Commission	78,784
Clearing charges	1,001,449
Operations	168,497
Total expenses	1,257,198
LOSS BEFORE INCOME TAXES	(746,936)
INCOME TAX BENEFIT (Note 2)	255,810
NET LOSS	$ (491,126)

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2003

	Common Stock	Additional Paid-in-capital	Retained Deficit	Total Stockholder's Equity
Beginning balance January 1, 2003	$ 10,000	$ 2,201,780	$ (557,754)	$ 1,654,026
Capital contributions		352,546		352,546
Net loss			(491,126)	(491,126)
Ending balance December 31, 2003	$ 10,000	$2,554,326	($1,048,880)	$1,515,446

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (491,126)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,037
(Increase) decrease in:	
Accounts receivable	248,380
Investments	(1,151,017)
Other assets	(515,102)
Increase (decrease) in:	
Accounts payable	55,898
Commissions payable	6,814
Income taxes payable	(800)
Securities sold not yet purchased and other liabilities	1,619,732
Due to shareholder	(179,694)
Total adjustments	85,248
Net cash used in operating activities	(405,878)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	352,546
Net cash provided by financing activities	352,546
Decrease in cash	(53,332)
Cash - beginning of period	170,992
Cash - end of period	$ 117,660

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Notes to Financial Statements
December 31, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

San Francisco Securities, Inc. (the "Company") was formed in California in 1997and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the of State of California.

The firm is a corporation whose sole shareholder is Naum Voloshin. The firm operated on a fully disclosed basis with another member firm, Computer Clearing Services, Inc.

Summary of significant accounting policies:

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and equipment:
The company depreciates its assets over a useful life of seven years; with organization costs amortized over five years.

Furniture and equipment	$ 2,236	Useful Lives
Organization costs	4,185	(in years)
Total	6,421	7
Less: Accumulated depreciation	(5,294)	
and amortization		5
Net	$ 1,127	

The Company shares office space with its affiliate Crown City Capital. Under existing expense agreement, Crown Capital City will absorb these costs for the Company and is reimbursed for their share of the rent and overhead.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2003.

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the state of California.

Other Income:

The firm earns income related to its trading activity such as interest earn on proprietary positions held in margin accounts with its clearing firms and other miscellaneous items.

Note 2: INCOME TAXES

The firm has a net operating loss; which a tax benefit of $ 501,048 ha been recorded. The firm is allowed to carry back the loss for 3 year and forward for 15 years. The firm has elected not to carry back the loss and to realize the benefit in future years.

The components of the income tax benefit for the year ended December 31, 2003 are as follows:

Carry-Forward	$ (259,292)
Current:	
Federal	(256,610)
State	800
Tax Benefit	$ (515,102)

The tax benefit has been included with other assets.

Note 3: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2003 the company had a net capital of $248,313 which is $131,246 in excess of the minimum of $117,067 required and its ratio of aggregate indebtedness ($2,953,982) to net capital was 11.90 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 4: FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent transactions on behalf of customer. If the transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different form the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance of the Company's accounts.

Note 5: GOING CONCERN

The firm has sustained losses for the past two years reflecting volatility in the market. Such volatility is expected to continue and may affect the firms' regulatory net capital. The firm intends to explore optional regulatory framework, (including a hedge fund structure) to reduce the regulatory risk of operating a proprietary trading firm.

SAN FRANCISCO SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2003

	Focus 12/31/03	Audit 12/31/03	Change
Stockholders' equity, December 31, 2003	$ 1,033,881	$ 1,515,446	$ (481,565)
Subtract - Non allowable assets:	3,340	517,405	(514,065)
Tentative net capital	1,030,541	998,041	32,500
Haircuts:	746,805	749,728	(2,923)
NET CAPITAL	283,736	248,313	35,423
Minimum net capital	(114,900)	(117,067)	2,167
Excess net capital	$ 168,836	$ 131,246	$ 37,590
Aggregate indebtedness	2,921,482	2,953,982	(32,500)
Ratio of aggregate indebtedness to net capital	10.30%	11.90%	

Changes are due to audit adjustments and year end accrual entries.

SAN FRANCISCO SECURITIES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2003

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

**INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5**

Board of Directors
San Francisco Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of San Francisco Securities, Inc. for the year ended December 31, 2003, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by San Francisco Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Board of Directors
San Francisco Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 26, 2004